DARKPULSE, INC.

3 Columbus Circle

Floor 15

New York, NY 10019

December 19, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Krebs

Re:	DarkPulse Amendment No. 4 to Registration Statement on Form S-1 Filed December 17, 2024 File No. 333-276114

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of DarkPulse, Inc., a Delaware corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 11:00 A.M., Eastern Time, on December 20, 2024, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com). Thank you in advance for your assistance.

Very truly yours,

DarkPulse, Inc.

By:	/s/ Dennis O’Leary
Name:	Dennis O’Leary
Title:	Chief Executive Officer

cc:	Brian Higley, Esq., Business Legal Advisors, LLC